Exhibit 99.1

Borr Drilling Limited – Contracting Updates

Hamilton, Bermuda, April 1, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (“Borr Drilling” or the “Company”) is pleased to announce new contract commitments for four of its premium jack-up rigs.

In West Africa, the Prospector 5 has received a binding letter of award (“LOA”) from BW Energy in Gabon. The commitment covers a firm scope of four wells, with a minimum duration of 320 days, and is expected to commence in Q3 2026, following completion of the rig’s current contract and scheduled special periodic survey. The award includes options that may extend the work by an additional 220 days.

In the Americas, the Ran has received a six-month extension with ENI in Mexico, keeping the rig committed through September 2026. The extension will encompass periods of drilling and accommodation activities, subject to the customer’s operational requirements.

In Europe, the Joro has received contract extensions from the current operator, totaling approximately two months and keeping the rig committed through May 2026.

In Southeast Asia, the Thor has received a binding LOA from an undisclosed operator in Vietnam. The two-well campaign has an estimated duration of 100 days and will commence in July 2026, in direct continuation of its current commitment.

About Borr Drilling

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements

This press release and related discussions include forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding new contract commitments (including options), including the commencement and duration thereof, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to new contract commitments described herein, the commencement and duration of such contracts, the potential revenues from such contracts, the performance of our rigs under such contracts, whether contractual options are exercised and the commencement and duration thereof, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2025 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208